Exhibit 15.6

Finance and Investment Committee Charter

Finance and Investment Committee Charter

1.	Purpose

The purpose of the Finance and Investment Committee (the “Committee”) of the Board of Directors (the “Board”) of Infosys Limited (the “Company”) shall be to assist the Board and the Company in overseeing acquisitions and investments made by the Company and to provide oversight on key financial policies of the Company.

2.	Membership and Organization

The Committee will be comprised of independent members of the Board and will have a minimum of 3 members. The Committee shall meet at least once a quarter to discuss, review and approve matters as outlined below. The Chair shall, in consultation with other Committee members, set the agenda for and preside at the meetings. A quorum for the transaction of business at any meeting of the committee shall consist of a majority of Committee members. Decision shall be made by a majority of those present at the meeting.

3.	Responsibilities

The Committee shall:

•	Discuss, review and approve the overall acquisition and investment strategy of the Company in terms of broad business objectives to be met, overall fund allocation and areas of focus for investments and acquisitions;
•	Consider and approve proposals for acquisitions and investments up to certain threshold amounts of exposure as approved by the Board;
•	Periodically review the status of acquisitions and investments in terms of business objectives met, status of integration of acquired companies, risk mitigation and financial returns;
•	Periodically review the treasury policy of the Company, including investment of surplus funds and foreign currency operations;
•	Review the effectiveness of the Committee on an annual basis; and
•	Update the Board on a periodic basis as to the deliberations and decisions of the Committee.

The Committee shall have direct access to, and open communications with, the senior leaders of the Company. The Committee may also retain independent consultants on an as needed basis and determine the compensation for such consultants.